Jeffrey A. Baumel Partner jeffrey.baumel@dentons.com D +1 973 912 7189	Dentons US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 United States
大成 Salans FMC SNR Denton McKenna Long dentons.com

March 31, 2017

VIA EDGAR

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Suzanne Hayes, Assistant Director
Re:	PharmAthene, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed March 31, 2017 File No. 333-215891

Dear Ms. Hayes:

At the request of our client, PharmAthene, Inc. (the "Company"), we are responding to an oral comment of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") relating to Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on March 30, 2017. In conjunction with this letter, the Company is filing Amendment No. 2 to the Registration Statement.

In response to the Staff's comment, the Company has provided the maximum number of shares to be issued on a fully-diluted basis on the cover page of the prospectus contained in Amendment No. 2.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (973) 912-7189.

Securities and Exchange Commission March 31, 2017 Page 2	大成 Salans FMC SNR Denton McKenna Long dentons.com

Sincerely,

Dentons US LLP

By:	/s/ Jeffrey A. Baumel
Jeffrey A. Baumel

cc:	John M. Gill, PharmAthene, Inc. Ori Solomon, Proskauer Rose LLP